Exhibit 99.2

Management's discussion and analysis of
Liminal BioSciences Inc.

For the quarter ended March 31, 2023

Management's discussion and analysis

For the quarter ended March 31, 2023

This Management’s Discussion and Analysis, or MD&A, is intended to help the reader to better understand Liminal BioSciences Inc.’s ("Liminal" or "the Company") operations, financial performance and results of operations, as well as the Company's present and future business environment. This MD&A has been prepared as of May 8, 2023 and should be read in conjunction with Liminal’s unaudited interim condensed consolidated financial statements for the quarter ended March 31, 2023, which are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS (which we refer to as our interim financial statements). Our financial information is presented in Canadian Dollars and all references to “$” means Canadian Dollars. Additional information related to the Company, including the Company’s Annual report on Form 20-F for the year ended December 31, 2022 (the “Annual Report”), is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, that are based on our management’s beliefs and assumptions and on information currently available to our management. These statements are “forward-looking” because they represent our expectations, intentions, plans and beliefs about our business and the markets we operate in and on various estimates and assumptions based on information available to our management at the time these statements are made. All statements other than statements of historical facts may be forward-looking statements. Without limiting the generality of the foregoing, words such as “may”, “will”, “expect”, “believe”, “anticipate”, “intend”, “could”, “might”, “would”, “should”, “estimate”, “continue”, “plan”, “pursue”, “seek”, “project”, “predict”, “potential” or “targeting” or the negative of these terms, other variations thereof, comparable terminology or similar expressions, are intended to identify forward-looking statements although not all forward-looking statements contain these terms and phrases.

Forward-looking statements are provided for the purposes of assisting you in understanding our business, operations, prospects and risks at a point in time in the context of historical and possible future developments and therefore you are cautioned that such information may not be appropriate for other purposes. Actual events or results may differ materially from those anticipated in these forward-looking statements if known or unknown risks affect our business, or if estimates or assumptions turn out to be inaccurate. In particular, forward-looking statements included in this MD&A include, without limitation, statements with respect to:[MI1] [SI2]

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The unsolicited non-binding offer we received from Structured Alpha LP (“SALP”) outlining a potential transaction to acquire all of our issued and outstanding common shares that SALP does not currently own and any potential transaction in relation thereto, the application of Regulation 61-101 respecting Protection of Minority Security Holders in Special Transactions and the requirement to obtain a formal valuation and to obtain approval of a majority of the minority shareholders of the Company (being shareholders not affiliated with SALP) in relation to any such potential transaction.
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our plans to develop and commercialize our product candidates;
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our ability to develop, manufacture and successfully commercialize value-added pharmaceutical products;
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our ability to reduce our cash burn;

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uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals;
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the availability of funds and resources to pursue research and development projects;
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the successful and timely completion of our drug discovery, preclinical studies and clinical trials;
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the properties of our drug candidates;
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the analysis of our preclinical study and clinical trial data;
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our ability to take advantage of business opportunities in the pharmaceutical industry;
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potential strategic transactions that we may pursue, including potential divestments or sale of non-core assets;
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our reliance on key personnel, collaborative partners and other third parties;
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the validity and enforceability of our patents and proprietary technology;
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expectations regarding our ability to raise capital;
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the use of certain hazardous materials;
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the availability and sources of raw materials;
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our third-party manufacturing capabilities;
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currency fluctuations;
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the value of our intangible assets;
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negative operating cash flow;
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the outcome of any current or pending litigation against us;
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uncertainties related to the regulatory process and approvals;
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increasing data security costs;
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costs related to environmental safety regulations;
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competing drugs, as well as from current and future competitors;
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developing products for the indications we are targeting;
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market acceptance of our product candidates by patients and healthcare professionals;
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our ability to secure insurance coverage;
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general changes in economic or market conditions, including inflation;
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the impact of the ongoing COVID-19 pandemic and other geopolitical tensions, such as Russia's ongoing invasion of Ukraine, on our business and its potential effect on the operations of third party service providers and collaborators with whom we conduct business, our industry and the economy;

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volatility of our share price;
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our ability to comply with Nasdaq Capital Market's continued listing requirements; and
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other risks and uncertainties, including those listed in our Annual Report F titled “Item 3.D—Risk Factors.”

Other factors that may cause actual results to differ from those expressed or implied in the forward-looking statements are discussed in our filings with the Canadian Securities Administrators and the U.S. Securities and Exchange Commission, including the section titled “Risk Factors” contained therein. You should refer to such “Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this MD&A will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material.

In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified period or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

You should read this MD&A and the documents that we reference in this MD&A completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all our forward-looking statements by these cautionary statements.

This MD&A may contain market data and industry forecasts that were obtained from industry publications. Such data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. We have not independently verified any third-party information. While we believe the market position, market opportunity and market size information included in this MD&A is generally reliable, such information is inherently imprecise.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this MD&A, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.

Business Overview

Program Overview

We are a development stage biopharmaceutical company focused on discovering and developing novel and distinctive small molecule therapeutics that modulate G protein-coupled receptors, or GPCR, pathways. We are designing proprietary novel small molecule therapeutic candidates with the intent of developing best/first in class therapeutics for the treatment of metabolic, inflammatory, and fibrotic diseases with significant unmet medical needs, using our integrated drug discovery platform, medicinal chemistry expertise and deep understanding of the GPCR biology.

Our pipeline is currently made up of three development programs. The candidate we selected for clinical development, LMNL6511, a selective antagonist for the GPR84 receptor, is expected to commence a Phase 1 clinical trial in the second half of 2023. We are also developing potential OXER1 antagonists and GPR40 agonists, both of which are at the preclinical stage. In addition to these priority development programs, we continue to explore other development opportunities to add to our pipeline.

We believe that our drug discovery platform and deep understanding of GPCRs allows us to identify small molecule candidates that can accurately target GPCRs where other drug discovery approaches have been unsuccessful. Our drug discovery platform leverages a fully integrated chemistry and biology expertise supported by our broad in vivo capabilities, which allows us to investigate our preclinical drug candidates’ efficacy in a wide variety of animal models and enables us to develop small molecule therapeutic candidates for the treatment of various metabolic, inflammatory, and fibrotic diseases. We aim to develop best or first-in-class therapies targeting indications with significant unmet needs, where a novel small molecule approach may be better suited using our drug discovery platform, specialized know-how and data-driven development plans. We are led by a strong, experienced team with proven track records in the discovery, development, and approval of biopharmaceuticals. Our team’s extensive experience in clinical development, and regulatory success is backed by our data driven philosophy.

Recent developments

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In April 2023, we announced that following close of markets on April 4, 2023, the Board of Directors of the Company (the "Board") received a non-binding proposal from SALP outlining a potential transaction to acquire all of the issued and outstanding common shares of the Company that SALP does not currently own for US$7.50 in cash per common share (the "Proposal"). SALP currently owns 1,987,622 common shares of Liminal Biosciences representing approximately 64.03% of the Company's currently outstanding common shares. A special committee of the independent members of the Board (the "Special Committee") has been formed and is evaluating the Proposal and any viable alternatives that may be available to the Company. If an agreement with respect to the Proposal were to be reached with SALP, the Company expects that any such transaction would be subject to Regulation 61-101 respecting Protection of Minority Security Holders in Special Transactions, and that completion of any such transaction would be subject to the requirement to obtain a formal valuation and to obtain approval of a majority of the minority shareholders of the Company (being shareholders not affiliated with SALP). In May 2023, we announced the retention of BMO Capital Markets as our financial advisor in respect to the Proposal. No decisions or recommendations have been made by the Special Committee regarding the transactions that are the subject of the Proposal at this time. Shareholders do not need to take any action with respect to the Proposal at this time.

Financial Performance

Amounts in tables are expressed in thousands of CAD, except per share amounts which are in full Canadian dollars.

On February 1, 2023, we performed a 10 to 1 share consolidation of our issued equity instruments including common shares, warrants and options. The quantities and per unit prices presented in this MD&A have been retroactively adjusted to give effect to this share consolidation.

Financial operations overview

Revenues

Revenues include royalty revenues and rental revenues.

Research and development expenses (R&D)

Research and development or R&D expenses comprise the costs to have a contract development and manufacturing organization manufacture the drug product used in preclinical studies and clinical trials. It also includes the cost of external consultants supporting the clinical trials and preclinical studies, employee compensation and other operating expenses involved in research and development activities. Government grant credits for eligible R&D salaries and rent in Canada reduce the R&D expenses.

Administration expenses

Administration expenses mainly consist of salaries and benefits related to our executive, finance, human resources, business development, legal, intellectual property, and information technology support functions. Professional fees reported under administrative expenses mainly include legal fees, accounting fees, audit fees and fees for taxation advisory. It also includes operating expenses such as insurance costs, office expenses, and travel costs pertaining to administration. Government grant credits for eligible administrative salaries and rent in Canada, in the periods where they are applicable, are also included in administration expenses.

Gain (loss) on foreign exchange

Gain or (loss) on foreign exchange includes the effects of foreign exchange variations on monetary assets and liabilities denominated in foreign currencies between the rates at which they were initially recorded at in the functional currency at the date of the transaction and when they are retranslated at the functional currency spot rate of exchange at the reporting date. All differences are included in the consolidated statement of operations.

Finance costs

Finance costs mainly includes interest expense from long-term debt, lease liabilities and banking charges. Finance costs also includes financing transaction cost associated with financial instruments carried at fair value through profit or loss. Finance costs are presented net of interest income which primarily results from the interest earned on the cash we hold.

Loss on extinguishment of liabilities

When the terms of our long-term debt are modified significantly, the then existing debt is considered extinguished and the carrying amount of the debt before modification is derecognized, and the fair value of the modified debt is recognized. The difference is recorded as a loss (gain) on extinguishment of liabilities. Similarly, when a debt agreement is terminated resulting in a cash payment, the difference between the carried amount of the debt and the amount paid is recorded as a loss (gain) on extinguishment of liabilities.

Change in fair value of financial instruments measured at fair value through profit or loss (FVPL)

Fair value increases and decreases on financial instruments measured at fair value through profit or loss are presented here. For the periods presented, this caption includes the changes in fair values of the warrant liability.

Impairment losses

Impairment losses include impairments recorded on long-lived assets, including but not limited to capital assets, right-of-use assets and intangible assets.

Income tax expense

Income tax expense includes the current tax expense that will be payable to or collectable from the taxation authorities in the various jurisdictions in which we operate. Income tax expense also includes deferred income tax expense and recoveries. Deferred income tax assets are recognized to the extent that it is probable that future tax profits will allow the deferred tax assets to be recovered.

Discontinued operations

Discontinued operations comprise the revenues and expenses of operations and the gains and transaction expenses related thereto, for the following activities and assets:

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four former subsidiaries namely Prometic Plasma Resources Inc. (PPR), Prometic Plasma Resources USA Inc. (PPR USA), Prometic Bioproduction Inc. (PBP) and Prometic Biotherapeutics Inc. (PBT), part of the plasma-derived therapeutics segment, were sold, together with the Priority Review Voucher (PRV) in a series of transactions in 2021, and another subsidiary, Prometic Biotherapeutics Ltd, also part of the same segment, which operations have ceased. These impact discontinued operations in all periods presented in this MD&A;
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variations in the provision and lease liability pertaining to an agreement we had with a contract development and manufacturing organization, or CDMO, in regards to our former plasma-derived therapeutics segment, due to changes in payment estimates or discount rates; and
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the operating costs of our previously owned Labrosse facility formerly part of the plasma-derived therapeutics segment which was classified as held for sale at March 31, 2022, also included in discontinued operations for periods presented in this MD&A up to December 31, 2022 as the facility was sold in December, 2022.
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the operating costs of our Belleville facility, formerly part of the plasma-derived therapeutics segment and previously classified as property, plant and equipment which is classified as held for sale at March 31, 2023, also included in discontinued operations for all periods presented in this MD&A.

All amounts relating to the activities above have been presented as discontinued operations in the current and prior periods. More specifically, we have restated the prior periods to remove the impact of those operations from all lines in the financial statements (revenues, cost of sales and production cost, R&D and administration, selling and marketing being the lines most impacted) and have reclassified those results to the income (loss) from discontinued operations lines in the interim financial statements. The proceeds and expenses pertaining to the sale of the businesses and assets are included as part of the gain on sale of discontinued operations.

Operating Results

Comparison of quarters ended March 31, 2023 and 2022

The consolidated statements of operations for the quarter ended March 31, 2023 compared to the same period in 2022 are presented in the following table:

	Quarter ended March 31		Change
	2023	2022	2023 vs 2022
Revenues	$136	$—	$136

Expenses
Research and development expenses	4,169	4,375	(206)
Administration expenses	3,559	4,700	(1,141)
(Gain) loss on foreign exchange	(11)	786	(797)
Finance costs	(238)	1,358	(1,596)
Loss on extinguishment of liabilities	—	212	(212)
Change in fair value of financial instruments measured at fair value through profit or loss	238	(243)	481
Loss from continuing operations, net of taxes of $nil	$(7,581)	$(11,188)	$3,607

Discontinued operations
Loss on sale of discontinued operations, net of income taxes $nil	$—	$(600)	$600
Net income (loss) from discontinued operations, net of taxes	149	624	(475)
Total income from discontinued operations	$149	$24	$125
Net loss	$(7,432)	$(11,164)	$3,732

Net (loss) income attributable to:
Non-controlling interests - continuing operations	—	(459)	459
Owners of the parent
- Continuing operations	(7,581)	(10,729)	3,148
- Discontinued operations	149	24	125
Total loss per share	(7,432)	(10,705)	3,273
Net loss	$(7,432)	$(11,164)	$3,732

Income (Loss) per share attributable to the owners of the parent basic and diluted:
From continuing operations	$(2.44)	$(3.46)	$1.02
From discontinued operations	0.05	0.01	0.04
	$(2.39)	$(3.45)	$1.06
Weighted average number of outstanding shares (in thousands)	3,104	3,104	—

Continuing Operations analysis

Research and development expenses

The decrease of $0.2 million in R&D expenses during the quarter ended March 31, 2023 compared to the corresponding period in 2022 was mainly attributable to a $0.4 million decrease in upfront payments relating to a royalty stream agreement, $0.4 million decrease in personnel costs, a $0.2 million decrease in professional fees, and a $0.2 million decrease in clinical trial costs as a result of the decision to discontinue the development of fezagepras in July 2022. These decreases were partially offset by a $1.0 million increase in preclinical studies expense associated with the advancement of our GPR84 and OXER1 antagonist programs.

Administration expenses

The decrease of $1.1 million in administration expenses during the quarter ended March 31, 2023 compared to the corresponding period in 2022 was mainly attributable to a decrease of $0.7 million in personnel costs reflecting a decrease in our workforce and a decrease of $0.5 million in reduced directors’ and officers’ insurance premiums.

Share-based payments expense

Share-based payments expense represents the expense recorded as a result of stock options issued to employees and board members. This expense has been recorded as follows in the consolidated statements of operations:

	Quarter ended March 31		Change
	2023	2022	2023 vs 2022
Research and development expenses	$133	$267	$(134)
Administration expenses	154	352	(198)
	$287	$619	$(332)

The decrease in share-based payments expenses is mainly due to a decrease in fair value of recent stock option grants given our lower share price.

Finance costs

Finance costs decreased by $1.6 million for the quarter ended March 31, 2023 compared to the corresponding period in 2022. This decrease was mostly attributable to the following items: 1) a decrease of $0.8 million in interest expenses related the CDMO agreement that was terminated in August 2022; 2) a reduction in interest expenses on long-term debt of $0.5 million as the SALP loans were fully repaid in the comparative quarter and; 3) an increase in interest revenues during the quarter ended March 31, 2023 compared to the corresponding period in 2022.

Loss on extinguishment of liabilities

The loss on extinguishment of liabilities decreased by $0.2 million during the quarter ended March 31, 2023 compared to the corresponding period in 2022 as the Company repaid the outstanding long-term debt of $39.1 million and derecognized the royalty obligation of $0.1 million, both with SALP in February 2022. On the repayment of the loans, we recognized a loss of $0.3 million which was partially offset by a gain of $0.1 million resulting from the derecognition of the royalty obligation.

Change in fair value of financial instruments measured at FVPL

During the quarter ended March 31, 2023, we recognized a loss on the change in fair value of the warrant liability that is measured at FVPL of $0.2 million compared to a gain of $0.2 million during the quarter ended March 31, 2022. This variation was mainly driven by changes in the value of underlying assumptions used in the valuation of financial instruments measured at FVPL reflecting the market conditions during the quarter ended March 31, 2023.

Net loss from continuing operations

The net loss from continuing operations decreased by $3.6 million during the quarter ended March 31, 2023 compared to the corresponding period in 2022. This decrease was mainly due to reductions in finance costs of $1.6 million, a decrease in administration expenses of $1.1 million and further reductions in R&D expenses of $0.2 million as we continue to streamline the business and improve operating efficiencies.

Discontinued Operations analysis

	Quarter ended March 31		Change
	2023	2022	2023 vs 2022
Revenues	$—	$7	$(7)

Expenses
Research and development expenses	(331)	(812)	481
Administration expenses	181	194	(13)
Finance costs	1	1	—
Income from discontinued operations, net of income taxes $nil	$149	$624	$(475)

Income (loss) from discontinued operations

Net income from discontinued operations, net of taxes decreased by $0.5 million during the quarter ended March 31, 2023 compared to the corresponding period in 2022. This decrease was mainly due to changes in the underlying assumptions used to value the provision pertaining to the CDMO.

Loss on sale of discontinued operations

During the quarter ended March 31, 2023, there was no gain/(loss) on sale of discontinued operations since there was no sale of business segments. Comparatively, during the first quarter of 2022, an indemnification adjustment expense of $0.6 million was recorded as we received an indication that a research and development tax credit claim for a former subsidiary may be disallowed. We disagree with the tax authority's position and intend to dispute the issue which resulted in a loss on sale of discontinued operations of $0.6 million.

Summary of consolidated quarterly results

The following table presents selected quarterly financial information for the last eight quarters:

	2023	2022				2021
	Q1	Q4	Q3 (restated)	Q2 (restated)	Q1 (restated)	Q4	Q3	Q2
Revenues	$136	$241	$3	$157	$—	$238	$170	$25
R&D expenses	4,169	3,462	3,519	3,942	4,375	4,319	4,926	(515)
Administration expenses	3,559	3,222	4,262	4,505	4,700	5,535	9,418	7,487

Element attributable to the owners of the parent:
Net loss from continuing operations	(7,581)	(5,819)	(4,659)	(6,639)	(10,729)	(8,294)	(9,665)	(5,940)
Net income (loss) from discontinued operations	149	1,575	26,624	123	24	(1,308)	84,179	(26,193)
Basic and diluted earnings per share from continuing operations	(2.44)	(1.87)	(1.50)	(2.14)	(3.46)	(2.63)	(3.26)	(1.95)
Basic and diluted earnings per share from discontinuing operations	0.05	0.50	8.58	0.04	0.01	(0.43)	28.12	(8.75)

Restatement of the first, second and third quarters of 2022 financial statements for the quarter ended March 31, 2022, the quarter and six months ended June 30, 2022 and the quarter and nine months ended September 30, 2022

During the preparation of our consolidated financial statements for the year ended December 31, 2022, we noted that in our interim financial statements for the periods ended March 31, 2022, June 30, 2022 and September 30, 2022, we incorrectly allocated net income to non-controlling shareholders. As a result, net loss attributable to the non-controlling shareholders was overstated with offsetting misclassifications between non-controlling interest and shareholders' deficit within equity. The error did not result in an adjustment to previously reported net income or loss per share in any prior fiscal year. We have proceeded to restate our interim financial statements for the periods ended March 31, 2022, June 30, 2022 and September 30, 2022:

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by recording a reduction in the net loss attributable to the NCI and increasing the net loss attributable to the owner of the parent for an amount of $0.1 million in the first quarter interim financial statements for the period ended March 31, 2022;
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by recording a reduction in the net loss attributable to the NCI and increasing the net loss attributable to the owner of the parent for an amount of $0.6 million in the second quarter interim financial statements for the period ended June 30, 2022; and
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by increasing the net loss attributable to the NCI and recording a reduction in the net loss attributable to the owner of the parent for an amount of $0.1 million in the third quarter interim financial statements for the period ended September 30, 2022.

Analysis of the quarterly results

Following the reclassification of the results of the former plasma collection centers and the Ryplazim® business as discontinued operations, the revenues include nominal amounts of royalty and rental revenues.

R&D expenses were higher starting from the first quarter of 2021 up until the first quarter of 2022. This was mainly due to a general increase in clinical trial expenses as we were conducting our Phase 1 MAD clinical trial of fezagepras. This was partially offset due to the fact that we were benefiting from the CEWS and CERS government grants from the second quarter of 2020 up until the middle of the second quarter of 2021. In general, payroll and related expenses recorded in R&D expenses declined from the second quarter of 2021 to the third quarter of 2022 due to a reduction in the number of employees.

Administration expenses where higher during the third quarter of 2021 due to an acceleration of the share-based payments expense following the departure of two of our executive members, and the higher payroll and related expenses due to recognition of termination benefits resulting from a reduction in employees and a transaction bonus following the divestment of our former plasma-derived therapeutics segment. The administration expense for the fourth quarter of 2021 is lower compared to the previous quarter reflecting the lower staff level and lower directors' and officers' insurance expense by $1.3 million, as a result of a decrease in insurance premiums following a change in the province of our registered office, which changed from Quebec to Ontario, during the fourth quarter of 2021. The full impact of the decrease in premiums is $2.5 million per quarter. Recent cost cutting exercises have also resulted in reduced administration expenses throughout fiscal 2022 and 2023.

Both R&D and administration expenses are affected by fluctuations in share-based payment expenses from quarter to quarter.

The variations in the net loss from continuing operations attributable to the owners of the parent over the last eight quarters were affected by R&D and administration expense variations as explained above. In addition, the following quarters were notably impacted by gains on the changes in fair value of the warrant liability that is measured at FVPL, which reduced the net loss from continuing operations each quarter but notably by $5.1 million and $3.3 million during the third quarter of 2021 and the fourth quarter of 2021, respectively.

The variations in the foreign exchange gains and losses for the quarters presented in the above table, caused the net loss from continuing operations to fluctuate up or down by up to $2.5 million per quarter.

Following the repayment of our long-term debt of $39.1 million in the middle of the first quarter of 2022, the related finance costs decreased by approximately $1.1 million per quarter.

Net losses from discontinued operations attributable to the owners of the parent fluctuated significantly in 2021 and 2022 in part due to the results of operations of the former plasma-derived therapeutics segments and the gains on disposal of its former subsidiaries. The variations are in part due to the varying R&D and administration expenses but the main variations are due to significant events impacting the results, including the recognition of 1) an expense for an onerous contract provision of $21.9 million during the second quarter of 2021, 2) a compensation expense for R&D services of $45.8 million that became payable during the third quarter of 2021 upon receipt of the PRV proceeds, 3) gains on the sale of the PRV during the third quarter of 2021 for $131.0 million (net of selling cost of $1.9 million) and from the sale of the former plasma-derived therapeutics entities that happened in during the second, third and fourth quarters of 2021, 4) gains on a lease modification and from the partial reversal of a provision, totaling $26.7 million, resulting from the termination of the CDMO agreement in the third quarter of 2022 and, 5) gains on disposition of capital assets from discontinued operations of $2.3 million resulting from the sale of the Labrosse facility in the fourth quarter of 2022. The net loss from discontinued operations during the first two quarters of 2022 comes from adjustments to residual liabilities of these former businesses.

The basic and diluted loss per share from continuing operations declined over the last eight quarters, particularly during the third quarter and the fourth quarter of 2021 principally reflecting the lower losses from continuing operations while the basic and diluted loss per share from discontinued operations varied in accordance principally with the loss from discontinued operations for each period. In addition, during the fourth quarter of 2021, we issued shares which ultimately reduce the basic and diluted loss per share from their date of issuance and for the following quarters because they increase the weighted average number of shares.

Outstanding share data

We are authorized to issue an unlimited number of common shares. At May 3, 2023, 3,104,222 common shares, 273,188 options to purchase common shares and 789,472 warrants to purchase common shares were issued and outstanding.

Transactions between related parties (as defined per IAS 24)

Balances and transactions between our subsidiaries, which are related parties, have been eliminated on consolidation and are not reported. These transactions have been recorded at the exchange amount, meaning the amount agreed to between the parties.

At March 31, 2023, a former CEO had a balance of $197 ($197 at December 31, 2022), pursuant to a tax equalization program. The amounts are required to be repaid to us following the receipt of a refund by the former employee from the taxation authority for each of the two years covered by the program. At March 31, 2023, we received the reimbursement of the first year. The remaining amount is expected to be received once the tax return of the second and final year of the program has been assessed by the appropriate government agencies.

SALP became our majority shareholder, or our parent entity, following a debt restructuring completed on April 23, 2019.

All material transactions with SALP are disclosed in notes 6 and 7 in our interim financial statements for the quarter ended March 31, 2023. The key transactions with our parent entity mainly pertain to financing transactions and are for significant amounts. Related party transactions with SALP include:

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the recording and payment of interest on the loans with SALP with cash;
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the reimbursement of the loans;
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the payment of a fixed quarterly royalty;
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the issuance of common shares, with warrants in exchange for cash; and
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the reimbursement of professional fee expenses.

In addition to the above, we revalue our warrant liability, pertaining to warrants that are partly held by SALP, at each reporting period, which results in variations of the liability on the consolidated statement of financial position and in the consolidated statement of operations.

Changes in accounting policies

The accounting policies used in our interim financial statements are consistent with those we applied in our December 31, 2022 audited annual consolidated financial statements except for the adoption of the following amendments on January 1, 2023.

Amendments to IAS 8, Accounting policies, Changes in Accounting Estimates and Errors (IAS 8) - The amendments to IAS 8 introduce a definition of accounting estimates and provide clarifications to distinguish accounting policies from accounting estimates.

New Standards and interpretations not yet adopted

The IFRS accounting standards, amendments, and interpretations that we reasonably expect may have a material impact on our disclosures, financial position or results of operations when applied at a future date are disclosed in note 2 to our interim financial statements and pertain to various amendments made to IAS 1, Presentation of Financial Statements. We concluded that the amendments to IAS 1 will not have a significant impact on our financial statements at the date of adoption and for the comparative periods.

Significant judgments and estimates

Our management’s discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with IFRS. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses and the disclosure of contingent assets and liabilities in our financial statements. We base our estimates on historical experience, known trends and events and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. In making estimates and judgments, management employs material accounting policies. The significant judgments and critical accounting estimates applied by us, disclosed in the audited annual consolidated financial statements for the year ended December 31, 2022, remain unchanged.

Financial instruments

Use of financial instruments

The financial instruments that we use result from our operating and investing activities, namely in the form of accounts receivables and payables, and from our financing activities resulting usually in the issuance of long‑term debt. We do not use financial instruments for trading purposes and have not issued or acquired derivative financial instruments for hedging purposes. The following table presents the carrying amounts of our financial instruments at March 31, 2023 and December 31, 2022.

	March 31	December 31
	2023	2022
Financial assets
Cash	$26,942	$37,144
Accounts receivable	650	597
Long-term deposits	30	30
Financial liabilities
Accounts payable and accrued liabilities	$4,458	$5,054
Provisions	3,148	6,690
Warrant liability	344	106

Impact of financial instruments in the consolidated statements of operations

The following line items in the consolidated statement of operations for the quarter ended March 31, 2023 include income, expense, gains and losses relating to financial instruments:

•
change in fair value of financial instruments measured at fair value through profit or loss;

•
finance costs; and
•
foreign exchange losses.

Liquidity and Capital Resources

Overview

Since completing the divestment of our former plasma collection centers and Ryplazim® business, the repayment of the long-term debt (discussed below), the termination of the CDMO agreement which has given us clarity on the remaining payments (discussed below) and the sale of our former Labrosse facility (discussed below), our funding needs for our operations are solely focused on our small molecules business.

In February 2022, we repaid the entirety of the first and second term loan, for an aggregate amount of $39.1 million, thus terminating the consolidated loan agreement with SALP and releasing the security interests granted over our assets pursuant to the loan agreement and related documents. The repayment also terminated the royalty stream agreement with SALP resulting in the derecognition of the royalty payment obligation of $0.1 million due to SALP and the cancellation of the 16,873 warrants held by SALP, issued pursuant to the restructuring agreement entered into with SALP in April 2019, having an exercise price of $152.10 per common share. The repayment, despite not being due for another two years, saved us $9.1 million in aggregate interest payments over the remaining term of the loan agreement.

In August 2022, we terminated an agreement we had retained from our involvement in the Ryplazim® business towards a CDMO as previously mentioned. A portion of the CDMO agreement obligations were accounted for as a provision, and payments toward the provision affect the computation of the cash flows used in operating activities, while the remainder of the obligations were accounted for as a lease liability, and payments thereto impact the cash flows from financing activities. The termination agreement resulted in a significant reduction in the disbursements required under the contract. An initial payment of $11.2 million was made at the time of the execution of the agreement. We paid $3.4 million in January 2023 and the remaining $3.4 million will be payable in January 2024. The agreement contains customary releases and resulted in go-forward cash savings of approximately $33.1 million.

In December 2022, we sold the Labrosse facility, formerly part of the plasma-derived therapeutics segment resulting in a recognition of a gain of $2.3 million on disposition of capital assets from discontinued operations.

In regard to our small molecule research and development activities, we expect our ongoing funding requirements to increase over time as we continue the research and development of our portfolio of compounds and continue or initiate potential clinical trials. Furthermore, we expect to continue to incur costs associated with operating as a public company.

Accordingly, until we can generate sufficient and recurring revenues to finance future cash requirements, it is likely that we will need to secure additional external financing which may include public or private equity offerings, debt financings, strategic collaborations, alliances and licensing arrangements, grant funding or other sources. Despite our efforts to obtain the necessary funding and further reduce the costs of our operations, there can be no assurance of our access to further funding on acceptable terms, if at all. To the extent that we raise additional capital through the sale of equity or convertible debt securities, shareholder ownership interest may be diluted, and the terms of any additional securities may include liquidation or other preferences that adversely affect the rights of shareholders.

Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures, or declaring dividends.

If we raise funds through additional collaborations, strategic alliances, or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates, or to grant licenses on terms that may not be favorable to us. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce or eliminate our R&D programs, clinical trials or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Liquidity position at March 31, 2023 and analysis of going concern

For the quarter ended March 31, 2023, we incurred a net loss from continuing operations of $7.6 million. We had a working capital position of $25.0 million which comprised $26.9 million of cash at March 31, 2023 compared to $37.1 million in cash at December 31, 2022. The decrease in our liquidity since December 31, 2022 mainly reflects the $3.4 million paid to the CDMO and funds used in our ongoing operations.

Our cash runway is dependent on the research programs currently underway, the pace of their progression and their outcome, as well as the research programs planned to be undertaken in the short term. As such, there is always a degree of uncertainty in regard to the outcome or cost of those programs. The cash runway is also dependent on decisions we make in terms of managing our capital, including raising capital through the issuance of debt or equity, and our ability to conclude such financing transactions at an acceptable cost. The need to complete financing transactions in the future is likely to continue until we can generate sufficient product revenues to finance our cash requirements. Management may revert to a variety of sources for financing future cash needs including public or private equity offerings, debt financings, strategic collaborations, alliances and licensing arrangements, grant funding, selling non-core assets or other sources.

Despite our efforts to obtain the necessary funding and improve profitability of its operations, there can be no assurance of its success in doing so, especially with respect to its access to further funding on acceptable terms, if at all.

We continue to diligently manage our spending while we focus our R&D efforts on the development of our small molecule product candidates and drug discovery programs.

As of March 31, 2023, we had approximately $26.9 million of cash and cash equivalents. As of the date of this MD&A, our available cash is not projected to be sufficient to support our operating plan for at least the next 12 months. These circumstances indicate the existence of a material uncertainty that may cast substantial doubt about our ability to continue as a going concern. If we are unable to secure additional capital, it may be required to curtail our research and development initiatives and take additional measures to reduce costs in order to conserve our cash in amounts sufficient to sustain operations and meet our obligations. These measures could cause significant delays in our preclinical, clinical and regulatory efforts, which are critical to the realization of our business plan. See “Item 3.D—Risk Factors” in our Annual Report.

The interim financial statements at March 31, 2023 do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should we be unable to continue as a going concern. Such adjustments could be material.

Material cash requirements

The timing and expected contractual outflows required to settle our financial obligations recognized in the consolidated statement of financial position at March 31, 2023 and unrecognized purchase obligations and commitments are presented in the table below:

		Contractual Cash flows
	Carrying amount	Less than 1 year	1 - 3 years	Total
Accounts payable and accrued liabilities	$5,255	$5,255	$—	$5,255
Lease liabilities	1,357	$765	862	1,627
Provisions	3,148	$3,238	—	3,238
	$9,760	$9,258	$862	$10,120

Cash flow analysis

The following major cash flow components are presented on a consolidated company basis, inclusive of continuing and discontinued operations.

The summarized consolidated statements of cash flows for continuing and discontinued operations in aggregate, for the quarter ended March 31, 2023 and the corresponding period in 2022 are presented below.

	Quarter ended March 31		Change
	2023	2022	2023 vs 2022
Cash flows used in operating activities	$(10,342)	$(7,045)	$(3,297)
Cash flows used in financing activities	(204)	(39,414)	39,210
Cash flows from investing activities	342	59	283
Net change in cash during the period	(10,204)	(46,400)	36,196
Net effect of currency exchange rate on cash	2	(924)	926
Cash, beginning of the period	37,144	108,490	(71,346)
Cash, end of the period	$26,942	$61,166	$(34,224)

Cash flows used in operating activities decreased by $3.3 million during the quarter ended March 31, 2023 compared to the corresponding period in 2022. The operating cash burn during the quarter ended March 31, 2023 primarily reflects the payment made towards the provision portion of the CDMO termination agreement, as well as cash used to fund operations during the period.

Cash flows used in financing activities increased by $39.2 million during the quarter ended March 31, 2023 compared to the corresponding period in 2022 essentially due to the repayment of the principal of the SALP loans totaling $39.1 million, including transaction costs.

Cash flows from investing activities were $342 thousand during the quarter ended March 31, 2023, reflecting the interest revenues received from investments. Cash flows used in investing activities were $59 thousand in the comparative period reflecting the small investment in fixed assets required by our continuing operations.

Research and Development, Patents and Licenses

For a discussion of our research and development activities, see “Item 4.B—Business Overview” of the Annual Report and Operating results analysis in this MD&A.

Trend Information

Other than as disclosed elsewhere in this MD&A, the recent trends towards rising inflation has had a non-material impact on our financial position or results of operations to date but may materially adversely affect our future business and corresponding financial position and cash flows. Inflationary factors, such as increases in the cost of our materials and supplies and overhead costs may adversely affect our operating results. Rising interest and inflation rates also present a recent challenge impacting the global economy and could make it more difficult for us to obtain traditional financing on acceptable terms, if at all, in the future. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, we may experience increases in the near future (especially if inflation and interest rates continue to rise) on our operating costs, including our labor costs and research and development costs, due to supply chain constraints, consequences associated with the ongoing Russia-Ukraine war, and employee availability and wage increases, which may result in additional stress on the Company’s working capital resources. For further discussions of trends, see “Item 4.B.—Business overview,” “Item 5.A.—Operating results,” and “Item 5.B.—Liquidity and capital resources.” of our Annual Report.

Off-balance Sheet Arrangements

During the periods presented, we did not have, nor do we currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Quantitative and Qualitative Disclosures About Market Risk

We have exposure to credit risk, liquidity risk and market risk. Our Board of Directors has the overall responsibility for the oversight of these risks and reviews our policies on an ongoing basis to ensure that these risks are appropriately managed.

i) Credit risk:

Credit risk is the risk of financial loss to our company if a customer, partner or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s cash and receivables. The carrying amount of the financial assets represents the maximum credit exposure.

Our exposure to credit risk is generally limited since we have limited revenues and thus limited accounts receivable. We mitigate credit risk through a credit risk assessment, when credit is granted and subsequently at each reporting period.

ii) Liquidity risk:

Liquidity risk is the risk that we will not be able to meet financial obligations as they come due. We manage our liquidity risk by continuously monitoring forecasts and actual cash flows. Our current liquidity situation is discussed in the Liquidity and Capital Resources section above.

iii) Market risk:

Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates, will affect our income or the value of its financial instruments.

a) Interest risk:

Our interest-bearing financial liabilities have fixed rates and as such there is limited exposure to changes in interest payments as a result of interest rate risk. In February 2022, our loans were repaid in full eliminating a substantial portion of our interest rate risk.

b) Foreign exchange risk:

We are exposed to the financial risk related to the fluctuation of foreign exchange rates. We have operations in the United Kingdom and suppliers in various jurisdictions including the United States therefore a portion of our expenses are in GBP and in USD. Financial instruments that expose us to foreign exchange risk are mainly cash, receivables, trade and other payables and lease liabilities. We manage foreign exchange risk by holding foreign currencies we receive to support forecasted cash outflows in foreign currencies.

Disclosure controls and procedures and internal controls over financial reporting

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed in our reports filed under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

Our disclosure controls and procedures are designed to provide reasonable assurance of achieving the desired control objectives. Our management recognizes that any control system, no matter how well designed and operated, is based upon certain judgments and assumptions and cannot provide absolute assurance that its objectives will be met. Similarly, an evaluation of controls cannot provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, have been detected.

Internal Control over Financial Reporting

Internal control over financial reporting, or ICFR, are designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Due to its inherent limitation, there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

The chief executive officer, or CEO, and chief financial officer, or CFO, have designed, or caused to be designed, under their supervision our ICFR using the framework established in Internal Control – Integrated Framework (2013) by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Material Weakness in Internal Control over Financial Reporting

In connection with the preparation of our consolidated financial statements as of and for the year ended December 31, 2022, we identified a material weakness in our internal control over financial reporting relating to the accounting for complex transactions. In our interim financial statements for the period ended March 31, 2022, June 30, 2022 and September 30, 2022, we incorrectly allocated net income to non-controlling shareholders. As a result, net loss attributable to the non-controlling shareholders was overstated with offsetting misclassifications between non-controlling interest and shareholders' deficit. The error did not result in an adjustment to previously reported net income or loss per share in any prior fiscal year.

This deficiency in internal controls relates to our controls regarding the accounting analysis of complex transactions, which was in the process of being remediated as disclosed in the 2021 Annual Report (as defined below). In this particular instance, we acquired the non-controlling interests of our subsidiary, Pathogen Removal Diagnostic Technologies Inc. This acquisition was not in the ordinary course of business and required significant analysis and research by the Finance team. Due to the then-complex structure of the Finance team, the accounting analysis for this transaction was incomplete and did not go through an exhaustive internal review. As shown in the Summary of Consolidated Quarterly Results contained in Item 5A of this Annual Report, management and our audit committee concluded that it was appropriate to restate our previously issued financial results for the periods ended March 31, 2022, June 30, 2022 and September 30, 2022.

As previously disclosed, during the preparation of our consolidated financial statements for the year ended December 31, 2021, management identified a material weakness in our internal control over financial reporting related to the carrying value of our held-for-sale assets at September 30, 2021 and the net loss from discontinued operations for the nine months ended September 31, 2021. As disclosed in Item 15 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 (the “2021 Annual Report”), the financial statements for the period ended September 30, 2021 contained a misstatement in the carrying value of the held-for-sale assets relating to the sale of PBT, a transaction that was not in the ordinary course of business and required significant analysis and research by the Finance team, in addition to the extra workload required for presenting the divested or soon to be divested subsidiaries as discontinued operations. This situation, coupled with the fact that the third quarter financial reporting process was conducted without a CFO from September 3, 2021, exacerbated the resource challenge within the Finance team. Consequently, the accounting analysis for this complex transaction was incomplete and did not go through an exhaustive internal review. Accordingly, as shown in the Summary of Consolidated Quarterly Results contained in Item 5A of the 2021 Annual Report, management and our audit committee concluded that it was appropriate to restate our previously issued financial results for the period ended September 30, 2021.

Status of Remediation Plan

Our remediation plan initially included reviewing our quarterly and year-end close timetables to ensure any subsequent complex accounting matters were given priority and allocated the appropriate resources. In addition, we hired a CFO to lead and build out the Finance team’s expertise and bandwidth. During the fourth quarter of fiscal 2022, our CFO restructured the Finance team to further optimize and simplify the reporting structure, which is expected to improve operating and reporting efficiencies. Management believes the Finance team is now better structured and more aligned with the Company's current operations and believes the current control environment is better suited for the size of the Company and for accounting and financial reporting practices going forward.

Changes in Internal Control Over Financial Reporting

In accordance with the National Instrument 52-109, we have filed certificates signed by the CEO and CFO that, among other things, report on the design of disclosure controls and procedures and the design of ICFR as at March 31, 2023.

Except as described above under the sections titled “Material Weakness in Internal Control over Financial Reporting” and “Status of Remediation Plan,” there were no changes in our internal control over financial reporting that occurred during the period covered by this MD&A that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.